

February 14, 2011

J. Michael May, Esq.
General Motors Financial Company, Inc.
801 Cherry Street
Fort Worth, TX 76102

> **Re:** **AFS Sensub Corp.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed February 1, 2011**
> **File No. 333-170231**

Dear Mr. May:

We note your response to our prior letter to you dated November 19, 2010 and
have the following additional comments.

<u>Prospectus Supplement</u>

<u>General</u>

1. We note your response to our prior comment seven. Please confirm that
   delinquent assets will not constitute 20% or more of the asset pool. Refer to Item
   1101(d) of Regulation AB.

<u>Base Prospectus</u>

<u>Origination Network, page 32</u>

2. While we note your response to our prior comment six, it appears that the asset
   pool may contain exception loans given your disclosures such as in the fifth full
   paragraph on page 32 that "[t]he senior vice presidents monitor credit center
   compliance with the sponsor's underwriting guidelines" and the second full
   paragraph on page 34 that "[a]uthorized senior underwriting officers may approve
   any automobile loan contract application notwithstanding the underwriting
   guidelines as part of the overall underwriting process." Please revise to provide
   bracketed form disclosure indicating that you will describe the nature of the
   exception(s) and provide data regarding the number of exception loans in both the

Summary sections and The Automobile Loan Contracts sections of each of the prospectus supplements or advise.

You may contact Chanda DeLong at (202) 551-3490 or me at (202) 551-3574 with any questions.

Regards,

Julie F. Rizzo
Attorney-Advisor

cc: John P. Keiserman *via facsimile* (212) 940-8776